September 9, 2024

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention:	Valeria Franks
Rufus Decker
Alyssa Wall
Dietrich King

Re:	Amazon Holdco Inc.
Amendment No. 2 to Registration Statement on Form 10-12B
Filed August 26, 2024
File No. 001-42176

Ladies and Gentlemen:

This letter responds to the comment letter (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 5, 2024, concerning Amendment No. 2 to Registration Statement on Form 10-12B (the “Registration Statement”) of Amazon Holdco Inc. (the “Company”).

The following is the Company’s response to the Comment Letter. As a result of the revisions to the Registration Statement, some page references have changed. The page references in the comments refer to page numbers of the Information Statement attached as Exhibit 99.1 to the Registration Statement filed on August 26, 2024, and page references in the responses refer to page numbers in the Information Statement (the “Information Statement”) attached as Exhibit 99.1 to Amendment No. 3 to the Registration Statement on Form 10 filed on the date hereof (the “Amended Registration Statement”).

Amendment No. 2 to Registration Statement on Form 10-12B

Unaudited Pro Forma Condensed Combined Financial Information, page 93

1.

Prior to effectiveness, please give pro forma effect, if material, to the transition services agreement, tax matters agreement and other agreements being entered into in conjunction with the separation and merger transactions. If material terms in these agreements will not be finalized prior to effectiveness, please also tell us why not.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has determined that the transition services agreement, tax matters agreement and other agreements to be entered into in connection with the separation, distribution and merger transactions are not expected to result in any material incremental recurring income or expenses to Combined Co following the consummation of the separation and distribution and the merger (relative to the income and expenses allocated to the SpinCo Business in the preparation of its historical combined financial statements). Accordingly, no adjustments have been made to the unaudited pro forma condensed combined financial information presented in the Amended Registration Statement. The Company has revised the disclosure on page 94 of the Amended Registration Statement.

Note 4 - Effects of the Separation and Distribution, page 103

2.

We read your response to prior comment 3 and the related changes to your filing disclosures. Please also disclose here and on page 112 that the pro forma adjustments related to the Jacobs RSU transactions are not material, if true. Otherwise, include these adjustments in your pro forma financial statements using assumptions as of the most recent practicable date.

Company Response: The Company respectfully acknowledges the Staff’s comment. The Company has determined that, assuming current market assumptions, the pro forma adjustments related to the treatment of the Jacobs RSUs in the transactions would not be material to the unaudited pro forma condensed combined financial information presented in the Amended Registration Statement, and accordingly has revised the disclosure on pages 103 and 113 of the Amended Registration Statement.

* * * * * *

Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact Patrick S. Brown at (310) 712-6603 or Alan J. Fishman at (212) 558-4113.

Sincerely,

/s/ Kevin C. Berryman
Kevin C. Berryman
Chief Financial Officer
Amazon Holdco Inc.

cc:	Justin C. Johnson, Jacobs Solutions Inc.

Priya Howell, Jacobs Solutions Inc.

Patrick S. Brown, Sullivan & Cromwell LLP

Alan J. Fishman, Sullivan & Cromwell LLP

Karessa L. Cain, Wachtell, Lipton, Rosen & Katz